October 22, 2007
Mr. Tim Buchmiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Eli Lilly and Company
Definitive Proxy Statement
Filed March 5, 2007
File No. 001-06351
Dear Mr. Buchmiller:
This letter sets forth our responses to your letter of August 21, 2007 commenting on the executive compensation and related disclosures in our March 5, 2007 proxy statement.
We appreciate the staff’s careful review, detailed comments, and willingness to work collaboratively with registrants to enhance the overall quality and usefulness of the disclosures in this complex area.
For ease of reference, we have included your comments together with our responses.
Review and Approval of Transactions with Related Persons, page 14
1.	Please include a statement as to whether your policies and procedures for approval or ratification of related party transactions are in writing and, if not, how such policies are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Response:	Our policies and procedures are in writing, and we will so state in future filings.

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October 22, 2007

Directors’ Compensation, page 17
2.	Please include under the “All Other Compensation” column any annual costs and payments and promises of payment pursuant to the Eli Lilly and Company Foundation, Inc. matching gift program for each director. Refer to Item 402(k)(2)(vii) of Regulation S-K and Instruction 1 thereto.

Response:	We will include this information in future filings.
3.	Include a footnote to your table describing all assumptions made in the valuation of the stock and stock option awards granted to your directors by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or discussion in Management’s Discussion and Analysis included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:	We will include this information in future filings.
The Committee’s Processes and Procedures, page 22
4.	You disclose that the Compensation Committee has engaged the services of Frederic W. Cook and his firm, Frederic W. Cook & Co., as its independent compensation consultant to assist the Committee in the evaluation of your executive compensation programs and in setting executive officer compensation. Please describe in greater detail the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of his duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K. In addition, please expand your Compensation Discussion and Analysis to indicate how the committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

Response: We will expand our Item 407 discussion and our CD&A to describe more specifically the material elements of the nature and scope of the consultant’s engagement and the committee’s use of the consultant in determining compensation policies and specific forms and amounts of compensation for the named executive officers. For example, we will describe the specific tasks that the consultant performs for the committee and will note that the consultant’s firm is prohibited by policy from providing any services to the Company other than in its role as independent advisor to the Committee.

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October 22, 2007

5.	You disclose that with respect to the chief executive officer, the compensation consultant prepares the specific compensation recommendations for the Committee’s consideration. Please expand your disclosure relating to the compensation consultant’s crafting of and input relating to the compensation package for your CEO. Include a more detailed description of the specific performance or other factors the compensation consultant considered in making his recommendations with respect to the CEO’s compensation, including a discussion of the extent to which actual compensation fell outside the recommendations put forth by the compensation consultant.

Response:	We will expand this discussion in future filings to include a more specific description of the factors the consultant considers in preparing his recommendations.
Compensation Discussion and Analysis, page 22
6.	We note that the Compensation Committee engages in a “total compensation review” for your named executive officers. Please include appropriate disclosure addressing the Compensation Committee’s analysis of the information evaluated and how such evaluation informed your compensation decisions with respect to specific awards or modifications to the manner in which your compensation program is implemented. Please specifically analyze the extent to which amounts paid under each element affect decisions regarding the amounts paid or awarded under the other components of your compensation program. Also, please explain and place in context how and why determinations with respect to one element may or may not have influenced the Compensation Committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) or Regulation S-K.

Response:	We will expand this discussion in future filings. For example, we will note that the purpose of this review is to determine whether the executives’ total compensation, including both the primary compensation elements (salary, bonus and equity) and other benefits, such as deferred compensation, perquisites, and potential severance amounts, is reasonable when viewed in the aggregate. If this review results in material changes to compensation, we will so note and discuss why.

U.S. Securities and Exchange Commission
October 22, 2007

Benchmarking, page 24
7.	You disclose that the Compensation Committee uses peer group data primarily to ensure that the executive compensation program as a whole is competitive, meaning generally within the broad middle range of comparative pay of the peer group companies when the company achieves the targeted performance levels. You also disclose under “Cash Incentive Bonuses” and “Equity Incentives — Total Equity Program” that, in determining the value of the cash incentive bonuses and equity grants for executives, the committee’s objective was to set the value of these awards so that they were competitive within the broad middle range of peer company total annual cash incentive compensation and long-term incentive grant amounts. Please expand your Compensation Discussion and Analysis to include a discussion of where actual total amounts, and amounts paid under each element of benchmarked compensation, fell within the targeted parameters. To the extent actual compensation was outside of a targeted range, please discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:	In future filings we will expand the discussion of how the committee uses the peer group data. Please note, however, that in the event the committee were to target a specific range versus the peer group, we would not able to provide information about whether actual compensation fell outside of the targeted range because the relevant peer group data — the actual compensation paid at the other companies in the peer group — would not be available until after all the peer group’s proxy statements had been filed.
Cash Incentive Bonuses, page 25
8.	Your disclosure indicates that bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each year. We note, however, that you have not provided a quantitative discussion of the terms of the necessary performance objectives to be achieved in order for your named executive officers to earn their incentive compensation for 2007. Please disclose the specific performance objectives established for the current year and how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation

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October 22, 2007

supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. We would also expect to see disclosure that contains appropriate insight into the factors considered by the compensation committee in setting performance-related objectives such as assessments of historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:	We do not believe this disclosure is required, nor do we believe it would be helpful voluntary disclosure. Nothing in the new rules or the adopting release suggests that the Commission intended to change the basic principle that the primary focus of the Item 402 disclosures should be on compensation for the fiscal year just completed. Although Instruction 2 to Item 402(b) is susceptible to differing interpretations, we believe the best and most logical interpretation is that it reflects the long-standing principle that registrants should disclose compensation decisions that relate to the new fiscal year to the extent they may affect a fair understanding of the compensation decisions and payments for the just-completed year. To read Instruction 2 more broadly — e.g., that all executive compensation decisions made prior to the filing of the proxy statement must be fully analyzed in the CD&A — would lead to an untenable result.

For example, Lilly is on a December 31 fiscal year but its executive compensation cycle is based on a March 1 effective date. Necessarily, then, all the major decisions about compensation for a given fiscal year — salary, non-cash incentive targets, and equity — must be made before March 1. We normally file our proxy statement in early March. Your comment suggests that because we will have set our 2008 bonus targets by the time we file our March 2008 proxy statement, we must disclose and analyze them in accordance with Instruction 2. However, under this logic, it seems that we would also be required to disclose and analyze our decisions on 2008 base salary and equity incentives. This reading of Instruction 2 would cause us to expand the length of our CD&A dramatically, analyzing two full years of compensation decisions, including extensive discussion of 2008 compensation that will not appear in the tables. Given the length and complexity of the disclosures as they stand today, this would not be helpful disclosure.

We recognize that in some cases, decisions made in the “new” year should be disclosed in order to give a fair understanding of the compensation disclosed

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October 22, 2007

for the prior year, e.g., significant new programs or awards or major modifications to existing programs.[1] However, when decisions for the new year are simply continued implementation of existing programs, they should not be included in the CD&A.
Equity Incentives — Total Equity Program, page 26
9.	We note the tabular disclosure on page 26 relating to the value of 2006 equity grants. Please provide a more detailed discussion and analysis of how the Compensation Committee determined the amount payable for each type of equity incentive award, and analysis and insight into how the amount of stock options and performance awards were determined. Please also provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element of your compensation program. From an overall standpoint, please ensure that you provide appropriate analysis of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:	In future filings we will provide more analysis of how the compensation committee determined the amounts of the equity awards. However, we do not concur with the following comment:

Please also provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element of your compensation program;

We believe we have provided this information already. Please see the discussion under “Equity Incentives—Performance Awards—Company Performance Measure” at page 27.
10.	You disclose that grant values under your equity incentives were determined, in part, by individual performance. Please expand your disclosure to include a more

[1]	In fact, we made such a disclosure in our 2007 proxy statement. See pages 29-30, “2007 Compensation Decisions”, for a discussion of our restructured equity incentive program for 2007.

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October 22, 2007

specific discussion and analysis of how the grant values were structured and implemented to reflect your named executive officer’s individual performance. Your disclosure should address the elements of individual performance, both quantitative and qualitative, as well as specific contributions, considered by the Compensation Committee in its evaluation of specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:	The committee’s assessment of individual performance was discussed under “Base Salary—Individual Performance” on pages 24-25 and we believe that disclosure complies with Item 402(b)(2)(vii). This same assessment was considered in connection with the equity awards. We recognize that our disclosure may not have made that fact clear. In future years, to the extent that individual performance plays a material role in equity incentive values, we will make clear that the performance discussion under “Base Salary” also applies to equity incentives.

Although you did not comment on our individual performance disclosure contained in “Base Salary”, we would like to offer the staff our concerns about requiring too much disclosure in this area. Like all good employers, Lilly treats individual performance assessments with a high degree of privacy and confidentiality. We believe details of individual performance assessments should be maintained private to the extent possible out of respect for human dignity and to maintain each employee’s morale and effectiveness in the job. We believe that overdisclosure of individual executive performance assessments would invade employees’ reasonable privacy expectations and could cause significant competitive harm to the company. We urge caution in this area.
Severance Benefits, page 28
11.	Please expand your Compensation Discussion and Analysis to discuss how the arrangements described in this section fit into your overall compensation objectives and strategy and affect the decisions the Compensation Committee made with respect to other compensation elements.

Response:	We will expand this disclosure to make more clear that our change-in-control severance pay policy is guided by different objectives than our compensation objectives and strategy; specifically, as we disclosed on page 28, the change-in-control severance program is part of our human resources strategy to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the

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October 22, 2007

company. We will disclose that the program does not affect the committee’s decisions with respect to the regular compensation programs.
12.	We note that each named executive officer is entitled to severance benefits under the change-in-control severance pay program if, following a “change in control,” such executive is terminated without cause or terminated his or her employment for good reason. Please include disclosure which addresses the definition of “change in control” and the basis for selecting the particular triggering events. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Response:	We will expand this discussion in future filings. We anticipate including a plain English summary of the key elements of the change-in-control definition rather than a detailed, legalistic disclosure of the entire definition. Our basis for our selection of the particular triggering events is that they are consistent with our change-in-control definitions for other plans and agreements, and we will so state.
13.	You disclose that under the change-in-control severance pay program, the executive would be entitled to an amount that is two times the sum of the executive’s base salary and cash bonus, that the executive would be entitled to continuation of benefits for a two year period, and that the executive would be entitled to a supplement of two years of age credit and two years of service credit for purposes of calculating eligibility and benefit levels under the company’s defined benefit pension plan. Please discuss and analyze how these specific terms were negotiated and how and why the company agreed to the specified terms.

Response:	We will expand this discussion in future filings to include the company’s rationale for establishing the specific terms mentioned above. I would note that because our program is in the form of a benefit plan and not individual agreements, there was no “negotiation” involved.
Overall Response
All thirteen staff comments ask us to expand our existing disclosures and analyses. As noted above, in most cases we have agreed to do so in future filings. Nonetheless, we are also mindful that if our disclosures are to be truly useful to investors, they must be in plain English, principles-based, and reasonably concise, giving investors a window into the material “what’s, how’s and why’s” of our executive compensation program but not inundating them with extraneous or marginal details. Thus, as we assess our disclosures for the coming year, we may determine that certain of the specific requests for expanded disclosure in this comment letter are either inapplicable due to changed circumstances or

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October 22, 2007

immaterial to the decisions made about our 2007 compensation programs. Striking this materiality balance is difficult, but we are confident that this comment letter process as well as the staff Observations and additional guidance from the Commission will help us with this task.
As requested, we acknowledge the statements contained in the three bullet points on pages 5-6 of your letter.
If you have any questions about this response, please contact me at (317) 276-5835.
Sincerely,
/s/ James B. Lootens
James B. Lootens
Secretary and Deputy General Counsel
JBL/mat